UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

FIRST RESERVE SUSTAINABLE GROWTH CORP.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

336169107
(CUSIP Number)

DECEMBER 1, 2021
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	336169107	SCHEDULE 13G	Page	2	of	16

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 373,548
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 373,548

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,548
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	336169107	SCHEDULE 13G	Page	3	of	16

1	NAMES OF REPORTING PERSONS Riverview Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 750,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 750,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	336169107	SCHEDULE 13G	Page	4	of	16

1	NAMES OF REPORTING PERSONS ICS Opportunities II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 46,068
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 46,068

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,068
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	336169107	SCHEDULE 13G	Page	5	of	16

1	NAMES OF REPORTING PERSONS ICS Opportunities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 150,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 150,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	336169107	SCHEDULE 13G	Page	6	of	16

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 196,068
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 196,068

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,068
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	336169107	SCHEDULE 13G	Page	7	of	16

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,319,616
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,319,616

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,616
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	336169107	SCHEDULE 13G	Page	8	of	16

1	NAMES OF REPORTING PERSONS Millennium Group Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,319,616
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,319,616

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,616
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	336169107	SCHEDULE 13G	Page	9	of	16

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,319,616
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,319,616

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,319,616
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	336169107	SCHEDULE 13G	Page	10	of	16

Item 1.
	(a)	Name of Issuer:

First Reserve Sustainable Growth Corp., a Delaware corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

290 Harbor Drive Stamford, Connecticut 06902

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Integrated Core Strategies (US) LLC c/o Millennium Management LLC 399 Park Avenue New York, New York 10022 Citizenship: Delaware

Riverview Group LLC c/o Millennium Management LLC 399 Park Avenue New York, New York 10022 Citizenship: Delaware

ICS Opportunities II LLC c/o Millennium International Management LP 399 Park Avenue New York, New York 10022 Citizenship: Cayman Islands

ICS Opportunities, Ltd. c/o Millennium International Management LP 399 Park Avenue New York, New York 10022 Citizenship: Cayman Islands

Millennium International Management LP 399 Park Avenue New York, New York 10022 Citizenship: Delaware

Millennium Management LLC 399 Park Avenue New York, New York 10022 Citizenship: Delaware

Millennium Group Management LLC 399 Park Avenue New York, New York 10022 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 399 Park Avenue New York, New York 10022 Citizenship: United States

	(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share ("Class A Common Stock")

	(e)	CUSIP Number:

336169107

CUSIP No.	336169107	SCHEDULE 13G	Page	11	of	16

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	336169107	SCHEDULE 13G	Page	12	of	16

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned

   As of the close of business on December 7, 2021, the reporting persons beneficially owned an aggregate of 1,319,616 shares of the Issuer’s Class A Common Stock as a result of holding 1,219,616 shares of the Issuer’s Class A Common Stock and 100,000 of the Issuer’s units. Each unit consists of one share of the Issuer’s Class A Common Stock and one-fourth of one warrant. Each whole warrant entitles the holder to purchase one share of the Issuer’s Class A Common Stock. The Issuer’s warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering. Specifically, as of the close of business on December 7, 2021:

   i) Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), beneficially owned 373,548 shares of the Issuer’s Class A Common Stock as a result of holding 283,548 shares of the Issuer’s Class A Common Stock and 90,000 of the Issuer’s units;

   ii) Riverview Group LLC, a Delaware limited liability company ("Riverview Group"), beneficially owned 750,000 shares of the Issuer’s Class A Common Stock;

   iii) ICS Opportunities II LLC, a Cayman Islands limited liability company ("ICS Opportunities II"), beneficially owned 46,068 shares of the Issuer’s Class A Common Stock as a result of holding 36,068 shares of the Issuer’s Class A Common Stock and 10,000 of the Issuer’s units; and

   iv) ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands ("ICS Opportunities"), beneficially owned 150,000 shares of the Issuer’s Class A Common Stock, which together with the shares of the Issuer’s Class A Common Stock beneficially owned by Integrated Core Strategies, Riverview Group and ICS Opportunities II represented 1,319,616 shares of the Issuer’s Class A Common Stock or 5.9% of the Issuer’s Class A Common Stock outstanding.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to ICS Opportunities II and ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities II and ICS Opportunities.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and Riverview Group and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Management is also the general partner of the 100% owner of ICS Opportunities II and ICS Opportunities and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities II and ICS Opportunities.

   Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities II and ICS Opportunities.

   The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen ("Mr. Englander"), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Riverview Group, ICS Opportunities II and ICS Opportunities.

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Riverview Group, ICS Opportunities II or ICS Opportunities, as the case may be.

(b) Percent of Class:

   As of the close of business on December 7, 2021, Millennium Management, Millennium Group Management and Mr. Englander may be deemed to have beneficially owned 1,319,616 shares of the Issuer’s Class A Common Stock or 5.9% of the Issuer’s Class A Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 22,243,955 shares of the Issuer’s Class A Common Stock outstanding as of November 22, 2021, as reported in the Issuer’s Form 10-Q filed on November 22, 2021.

CUSIP No.	336169107	SCHEDULE 13G	Page	13	of	16

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   1,319,616 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   1,319,616 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	336169107	SCHEDULE 13G	Page	14	of	16

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of December 7, 2021, by and among Integrated Core Strategies (US) LLC, Riverview Group LLC, ICS Opportunities II LLC, ICS Opportunities, Ltd., Millennium International Management LP, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

CUSIP No.	336169107	SCHEDULE 13G	Page	15	of	16

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 7, 2021

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
RIVERVIEW GROUP LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES II LLC By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander

CUSIP No.	336169107	SCHEDULE 13G	Page	16	of	16

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.0001 per share, of First Reserve Sustainable Growth Corp., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 7, 2021

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
RIVERVIEW GROUP LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES II LLC By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Gil Raviv
Name: Gil Raviv Title: Global General Counsel
/s/ Israel A. Englander
Israel A. Englander